PUBLIC

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18006000

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Processing Section

FEB 28 2018

Washington DC 406

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SEC FILE NUMBER
8 - 69960

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 **AND ENDING** 12/31/2017
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RePower Capital Network, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2658 Bridgeway, #203
(No. and Street)

Sausalito	CA	94965
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark B. Tucker (205) 721-0507
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	Walnut Creek	CA	94596
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in United States or any of its possessions**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Henry Sanchez, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RePower Capital Network, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

CHRISTINA L. WILLIAMS
Notary Public
State of Louisiana
St. Tammany Parish
Notary ID # 68517
My Commission is for Life

This report** contains (check all applicable boxes):

- [X] (a) Report of Independent Registered Public Accounting Firm
- [X] (b) Facing page.
- [X] (c) Statement of Financial Condition.
- [ ] (d) Statement of Operations
- [ ] (e) Statement of Changes in Member's Equity
- [ ] (f) Statement of Cash Flows
- [ ] (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (h) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- [ ] (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (j) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (m) An Oath or Affirmation.
- [ ] (n) A copy of the SIPC Supplemental Report.
- [ ] (o) Exemption from SEA Rule 15c3-3

REPOWER CAPITAL NETWORK, LLC

December 31, 2017

Table of Contents

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Repower Capital Network, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Repower Capital Network, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Repower Capital Network, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statement has been prepared assuming the Company will continue as a going concern. As discussed in note 4 to the financial statement, the Company has incurred recurring losses and is dependent on Repower Capital, Inc. (the "Parent") to fund its operations. The Parent is not contractually obligated to continue to provide support. These matters raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ernst Wintter & Associates LLP

We have served as Repower Capital Network, LLC's auditor since 2016.
Walnut Creek, California
February 23, 2018

REPOWER CAPITAL NETWORK, LLC
Statement of Financial Condition
December 31, 2017

Assets		
Cash	$	58,765
Prepaid Insurance		18,146
Prepaid Registration Fees		751
Total Assets	$	77,662
Liabilities and Member's Equity		
Accounts Payable		21,763
Accrued Expense		1,500
Due to related party	$	25,695
Total Liabilities		48,958
Member's Equity		28,704
Total Liabilities and Member's Equity	$	77,662

see accompanying notes

REPOWER CAPITAL NETWORK, LLC

Notes to the Financial Statements

December 31, 2017

1. Organization and Description of Business
RePower Capital Network, LLC, (the "Company") was formed in 2016 as a California state Limited Liability Company. The Company is directly and wholly-owned by RePower Capital Inc., ("RPC").

The Company is a registered broker-dealer primarily involved in the business of private placements of equity and debt securities for clean energy project assets. These securities are either SEC-registered securities (for secondary trading only), or securities that may be sold under a registration exemption, such as Rule 144A and/or Regulation S.

2. Significant Accounting Policies
Basis of Presentation
The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents
The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days which are not held for sale in the ordinary course of business. The Company held no cash equivalents at December 31, 2017.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair value of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Revenue Recognition
The Company generates revenue by providing advisory services to companies related to private placements of securities. The Company recognizes revenue in accordance with the terms and conditions specified in its engagement letter with each of its clients. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable. Reimbursed expenses are included in revenue when billed to clients with a corresponding offset included in operating expenses.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is, however, subject to the annual California limited liability tax of $800 and a California limited liability fee based on gross revenue. The Company is subject to examination by taxing authorities since its formation.

3. Net Capital Requirements
The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 8 to 1 (first year of registration with SEC and FINRA), both as defined. At December 31, 2017, the Company's net capital was $9,807, which exceeded the requirement by $3,687.

4. Going Concern Uncertainty and Liquidity

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is dependent on its parent to fund its development as the Company has not yet generated revenue. The Parent intends to provide additional financing until positive cash flows are generated. The Parent is not contractually obligated to continue to provide support. Accordingly, these uncertainties raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

5. Related Party Transactions

The Company has entered into an expense sharing agreement with RPC, as of May 19, 2017 whereby all expenses related to the business of the Company will be borne by the Company as follows:

All registration and filing fees incurred in connection with associated persons of the Company for registrations which may be required under (i) the Securities Exchange Act of 1934 (the "Exchange Act")' (ii) the By-Laws and Rules of Financial Industry Regulatory Authority ("FINRA"): and (iii) all applicable securities laws and regulations of those States and other jurisdictions in which such associated persons of the Company intend to conduct business; and

All FINRA related dues and assessment fees, annual independent auditor fees, fidelity bond premium fees, and its own federal, state and local tax liabilities.

The Company has an expense-sharing agreement with RPC for rent costs, telecommunication costs, furniture & fixtures, computer equipment, office equipment and accounting costs. The Company agreed to reimburse RPC for its share of these costs paid for on its behalf. At December 31, 2017, the Company owed RPC $5,235 for these expenses; the amount is included in due to related party. Also at December 31, 2017, the Company owed $20,460 to RPC for legal expenses paid for on its behalf; the amount is included in due to related party. The Company's results of operations and financial position could differ from those that would have been obtained if the entities were autonomous.

This agreement shall be terminated upon the cessation of the Company's commercial operations.

6. Recently Issued Accounting Pronouncements

Revenue from Contracts with Customers

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"), which supersedes the revenue recognition requirements in Accounting Standards Codification ("ASC") 606, "Revenue Recognition." ASU 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. On July 9, 2015, the FASB decided to delay the effective date of the new standard by one year. The new guidance allows for the standard and all subsequent amendments to be applied either retrospectively to each prior reporting period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. ASU 2014-09 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are continuing to evaluate the impact of the adoption of this standard, and all subsequent amendments on our financial statements, and have not elected a transition method.

6. Recently Issued Accounting Pronouncements, Continued

Financial Instruments - Credit Losses: In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2019 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

7. Subsequent Events

The Company has evaluated subsequent events through February 23, 2018, the date which the financial statements were issued.